UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐             NO  ☒

On June 25, 2012, Amdocs Limited (the “Company”) began mailing its proxy statement (the “Proxy Statement”) in connection with the Extraordinary General Meeting of Shareholders to be held on July 31, 2012, at which shareholders of the Company will be asked to approve the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share (the “Proposal”).

Nominees who are members of the New York Stock Exchange (the “NYSE”) and who, as brokers, hold ordinary shares in “street name” for customers have, generally, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. Such nominees or brokers will have authority to vote shares in regards to the Proposal and the Company will count those votes in favor of the Proposal. Shares voted by nominees or brokers will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary
Authorized U.S. Representative

Date: July 20, 2012